www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/08/06: July Revenue

Exhibit 99.1

United Microelectronics Corporation

August 6, 2026

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of July 2026.

1)
Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
July	Net sales	23,844,045	20,040,049	3,803,996	18.98%
Year-to-Date	Net sales	153,614,609	136,656,663	16,957,946	12.41%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand): None

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	903,000	0
Fair Value	0	0	(3,179)	0
Net profit (loss) from Fair Value	0	0	(2,525)	0
Written-off Trading
Contracts	0	0	8,514,570	0
Realized profit (loss)	0	0	(35,898)	0